SIDLEY AUSTIN LLP 1001 PAGE MILL ROAD BUILDING 1 PALO ALTO, CA 94304 +1 650 565 7000 +1 650 565 7100 FAX AMERICA • ASIA PACIFIC • EUROPE

September 18, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Celeste Murphy
Robert Littlepage
Greg Dundas
Lisa Haynes Etheredge

Re:	Cambium Networks Corporation
Amendment No. 2
Draft Registration Statement on Form S-1
Submitted August 9, 2018
CIK No. 0001738177

Ladies and Gentlemen:

On behalf of our client, Cambium Networks Corporation (“Cambium” or the “Company”), we submit this letter in partial response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 15, 2018 (the “Comment Letter”), relating to the above referenced Amendment No. 2 Draft Registration Statement on Form S-1 confidentially submitted on August 9, 2018 (the “Registration Statement”). As discussed with the Staff, we submit the below draft responses to the Comment Letter prior to the Company’s filing of its revised Draft Registration Statement incorporating such responses to facilitate further discussion with the Staff of the adequacy of the Company’s disclosure. For ease of review, we are submitting an identical copy of this letter in .pdf form via email.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in ordinary type.

Draft Registration Statement for Form S-1/A

Regulatory requirements, page 92

1.	We note your response to our prior comment 4 and reissue the comment in part. Please further revise your disclosure to supplement your descriptive narrative of applicable

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

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laws and regulations to discuss how the laws and regulations will directly affect your operations. For example, you may choose to discuss any material permits and any specific activities you must engage in or refrain from engaging in.

In response to the Staff’s comment, the Company intends to revise the relevant disclosure in its subsequent revised Draft Registration Statement as set forth below. The text below is marked to show changes against the Company’s prior Registration Statement.

Regulatory requirements

In addition to regulations of general application to global businesses, we are subject to a number of regulatory requirements specific to our industry, including, without limitation:

•	Radio frequency usage. Because our products transmit energy in radio frequency spectrum, our products are subject to:

○

~~•~~ rules relating to radio frequency spectrum allocation~~, licenses to use certain radio frequency spectrum,~~ and authorization of certain radio equipment issued by the Federal Communications Commission~~, European~~ for non-federal uses or the National Telecommunications ~~Standards Institute or national standards organizations and enforcement of the foregoing;~~and Information Administration for federal uses; and

○

~~•~~ local type approval, or homologation, rules requiring confirmation that our products meet minimum regulatory, technical and safety requirements prior to sale in various countries around the world,~~;~~ for example: European Telecommunications Standards Institute (ETSI), Industry Canada (IC) and Agencia Nacional De Telecomunicacoes (Anatel).

The applicable regulatory agencies in each jurisdiction adopt regulations to manage spectrum use, establish and enforce priorities among competing uses, limit harmful radio frequency interference and promote policy goals such as broadband deployment. These spectrum regulations regulate allocation, licensing, and equipment authorizations. Since our customers purchase devices to operate in specific spectrum bands allocated by the regulatory authorities, our products must meet the technical requirements set forth for such spectrum allocation(s).

In some bands, the operator, such as our customer, must seek prior regulatory authority to operate using specified frequencies, and the resulting spectrum license authorizes the licensee, for a limited term, to operate in a spectrum consistent with licensed technical parameters within a specified geographic area. We must design and manufacture our products to comply with these technical parameters.

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Our products generally are subject to compliance testing prior to approval, and, as a condition of authority in each jurisdiction, we must ensure that our products have the proper labels and documentation specifying such authority. We generally use telecommunications certification bodies to obtain certification for our devices in each jurisdiction in which we intend to market and sell our products.

•

Trade compliance requirements. We are subject to compliance with rules in jurisdictions from which we export or into which we import our products, including export control and reporting, import clearance, anti-bribery, antitrust and competition rules and regulations, including:

○

~~•~~ import and export requirements issued by the United States, the European Union or other jurisdictions, including the U.S. Department of Commerce, the Office of Foreign Assets Control, the U.K. Foreign & Commonwealth Office, Department for International Development, Ministry of Defence and Department of International Trade including rules banning sales to persons or entities on applicable designated parties lists, or to persons or entities in embargoed countries, rules requiring export licenses prior to sales of products incorporating encryption technology to certain end users, and local rules governing import of products, including packaging and labeling laws~~; and~~. In addition, some of our products include enabled encryption technology, which may require us to obtain a license prior to a sale to certain foreign agencies. These rules require us to monitor databases of, and establish and enforce policies to prohibit the sale of our products to, embargoed persons, entities and countries.

○

~~•~~ rules and regulations, particularly in the United States and the European Union, governing environmental matters that restrict the use of certain dangerous substances in electrical or electronic equipment, govern use of certain chemical substances throughout their lifecycle and WEEE relate to the collection, treatment, recycling and recovery of waste electrical and electronic equipment in the European Union and related laws elsewhere. These rules govern our use of components in our products, requiring us to comply with environmental rules and regulations in our selection of component parts and in the manufacturing process, as well as over the disposal upon destruction or retirement of our products.

We are also subject to rules governing our use of personal data, such as the General Data Protection Regulation in the European Union and other applicable regulations around the world, and current and proposed e-privacy and direct marketing rules governing direct and email marketing. These rules govern how we use personal data of our employees, customers and others with whom we might do business, including in our marketing activities. In connection with

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becoming a public company, we will be subject to additional regulatory requirements, such as disclosure rules governing the inclusion of “conflict minerals” in our products, the corporate governance provisions of the Sarbanes-Oxley Act, and rules and regulations implemented by the SEC and Nasdaq.

Consolidated Financial Statements, page F-1

2.	Please update your financial statements and other financial information to include the three and six months ended June 30, 2018. Please refer to Rule 3-12 of Regulation S-X.

The Company will update its financial disclosures as required by Regulation S-X in its next full responsive filing.

* * * *

September 18, 2018

If you have questions with respect to the Amended Draft Registration Statement or the responses set forth above, please direct the questions to me at (650) 565-7123 or mwellington@sidley.com.

Sincerely,

/s/ Martin A. Wellington

Martin A. Wellington
Sidley Austin LLP

cc:	Sally J. Rau, Cambium Networks Corporation
Helen Theung, Sidley Austin LLP
Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.

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